Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference of our reports each dated March 15, 2013 relating to our audits of the financial reports of Seed Genetics International Pty Ltd that appear in this Current Report on Form 8-K for the fiscal years ended June 30, 2011 and June 30, 2013 in (i) the Registration Statement of S&W Seed Company on Form S-1 as amended under cover of Form S-3 (File No. 333-164588) declared effective on February 8, 2012, (ii) its Registration Statement on Form S-3 (No. 333-178481) declared effective on February 8, 2012; and (iii) its Registration Statement on Form S-8 pertaining to the 2009 Incentive Stock Plan of S&W Seed Company (No. 333-169742).

/s/ GRANT THORNTON AUDIT PTY LTD

Adelaide, Australia
June 11, 2013